United States securities and exchange commission logo





                            November 4, 2022

       Nimesh Patel
       Chief Executive Officer
       AMCI Acquisition Corp. II
       600 Steamboat Road
       Greenwich, Connecticut 06830

                                                        Re: AMCI Acquisition
Corp. II
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 12,
2022
                                                            File No. 333-264811

       Dear Nimesh Patel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Summary of the Proxy Statement/Prospectus
       Termination Rights of LanzaTech , page 34

   1. Please update your disclosure here and on page 156 to clarify that, under the terms of the
                                                        Merger Agreement, AMCI
did not raise the necessary Proposed Additional Financing to meet the Minimum
Closing Cash Condition by July 7, 2022 and, therefore, LanzaTech has the outstanding right
to terminate the Business Combination. We note disclosure to this effect on pages 97 and
117. If known, please also disclose whether LanzaTech specified how much additional
time it would permit before exercising these termination rights.
 Nimesh Patel
FirstName LastNameNimesh
AMCI Acquisition  Corp. II Patel
Comapany 4,
November  NameAMCI
             2022      Acquisition Corp. II
November
Page 2    4, 2022 Page 2
FirstName LastName
Interests of AMCI's Directors and Officers in the Business Combination, page 35

2. We note your response to comment 10 and re-issue in part. Please revise the filing to confirm the conflicts of interest discussion highlights all material interests in the transaction held by the sponsor and the AMCI officers and directors. As currently drafted, you disclose only certain interests "among other things[.]" We note similar disclosure on page 132.
Risk Factors
We and LanzaTech have identified material weaknesses in our internal control over financial reporting. . ., page 85

3.       We note your disclosure that you identified a    nondisclosure    that
represented a
            quantitative and qualitative    material weakness in your internal
control over financial
         reporting related to the accounting of certain fees owed to Evercore, which Evercore waived in connection with its resignation. Please clarify the nature of this material
         weakness and the amount of the    significant    error. Additionally,
where appropriate,
         please revise the "Background of the Business Combination" section on page 109 and the "Resignations and Fee Waivers of the Advisors" section on page 118 to disclose:
             when the material weakness was discovered;
             when the material weakness was communicated to Evercore;
             whether the aggregate $13.05 million in fees owed to and waived by Evercore accounted for this error.
The Business Combination Proposal
Background of the Business Combination, page 109

4. Please disclose when LanzaTech decided to restate its consolidated financial statements for the years ended December 31, 2021 and 2020 and how such restatements were considered in light of the pending Business Combination.
5.       Please explain how you came to enter into the Brookfield Framework
Agreement on
         October 2, 2022 and whether this was connected to your prior relationships with either
         Goldman, Evercore, or Barclays. Relatedly, please disclose whether the Brookfield
         Framework Agreement is the "third party capital" mentioned on page
117.
Resignations and Fee Waivers of the Advisors, page 118

6. We note your response to comment 48, specifically that "[t]he Advisors did not communicate to AMCI or LanzaTech the reasons leading to their respective resignations or the waiver of their fees after doing substantially all of the work to earn certain of their fees other than the work relating to the Proposed Additional Financing." If true, please disclose that: (1) AMCI and LanzaTech did not seek out the reasons why the Advisors were resigning and forfeiting their fees and; (2) the Advisors refused to discuss the reasons for their resignations and forfeiture of fees with AMCI or LanzaTech.
 Nimesh Patel
AMCI Acquisition Corp. II
November 4, 2022
Page 3
7. We note your response to comment 50, specifically your disclosure on page 119 that: (1)
         the Advisors received drafts of this proxy statement/prospectus prepared by AMCI and
         LanzaTech and provided limited comments in the ordinary course; (2) AMCI and
         LanzaTech provided drafts of this proxy statement/prospectus to the Advisors and requested confirmation that the Advisors agree with the disclosure in these drafts, and; (3)
         the Advisors have either stated that they do not intend to review the disclosure or have not responded to such request. Please revise your disclosure here and in the "Background of the Business Combination" section to specify:
             the nature and timing of the limited comments and which Advisor(s) provided such comments;
             which Advisor(s) stated that they did not intend to review the disclosure;
             which Advisor(s) have not responded to your request to review the disclosure.
         In addition, please reconcile your response with your statements on pages 43 and 119 that the Advisors did not advise AMCI or LanzaTech that they were in disagreement with the contents of this proxy statement/prospectus or the registration statement of which it forms a part, which implies their review.
Certain LanzaTech Projected Financial Information, page 128

8. We note your response to comment 44. Please disclose whether any of the Advisors helped LanzaTech formulate the September 13, 2021 projections, the January 2022
         Projections, or the revised September 2022 Projections.
Shougang Joint Venture, page 219

9. We note your response to comment 36. Please revise your disclosure to clarify that
         LanzaTech holds its equity of Beijing Shougang LanzaTech Technology Co., Ltd. through its subsidiary, LanzaTech Hong Kong Limited. Please also include a diagram of the organizational structure of LanzaTech including the identity of the persons or entities that own the equity in each depicted entity. To the extent LanzaTech Hong Kong Limited is a wholly foreign-owned enterprise (WFOE), please make this clear.
10. We note your disclosure on page 220 that LanzaTech entered into a letter agreement with
       Sinopec Capital Co., Ltd. and the Shougang Joint Venture on April 12, 2021. Please
       disclose whether Sinopec Capital Co., Ltd. or any member of the Shougang Joint
       Venture is related to China Petroleum & Chemical Corporation and, where appropriate, disclose any legal and operational risks associated with any significant ties to China as a
FirstName LastNameNimesh Patel
       result of this relationship. While certain of your risk factors on pages 68 and 69 refer to
Comapany    NameAMCI
       Sinopec             Acquisition
                 Capital Co., Ltd as a Corp. II investor located in China, its connection to China strategic
       Petroleum
November   4, 2022&Page
                      Chemical
                           3     Corporation is unclear.
FirstName LastName
 Nimesh Patel
FirstName LastNameNimesh
AMCI Acquisition  Corp. II Patel
Comapany 4,
November  NameAMCI
             2022      Acquisition Corp. II
November
Page 4    4, 2022 Page 4
FirstName LastName
Beneficial Ownership of Securities, page 267

11. Please identify in footnotes to the table all natural persons who have voting and/or investment power over the shares held by: (1) Apollo Capital Management L.P.; (2)
         Adage Capital Partners, L.P.; (3) Shaolin Capital Management, LLC; and
(4) Aristeia
         Capital, LLC.
Lanzatech NZ, Inc. Consolidated Financial Statements for the Years Ended December 31, 2021
and 2020 (restated)
Note 2. Summary of Significant Accounting Policies, Restatement, page F-67

12. Revise to quantify each individual error discussed on page F-68. In addition, the effects of the correction of the errors noted above on the relevant financial statement line items beginning on F-69 should be individually quantified for each material error.
13.      Regarding the errors in the Company   s recorded share of LanzaJet
losses for the years
         ended 2021 and 2020, revise to describe the nature of the adjustments made by LanzaJet to its financial statements for the years ended December 31, 2021 and 2020.
Note 5. Investments, page F-96

14. We reference the disclosure on page F-81 that you determined your licensing arrangement with LanzaJet should have been accounted for as a transaction with a customer within the
         scope of Accounting Standards Codification 606     Revenue from
contracts with
         customers rather than akin to an operating lease under Accounting Standards Codification
         842, Leases. Please revise to disclose the terms of the licensing arrangement that you considered and how you concluded that accounting for the arrangement under ASC 606 is appropriate.
Exhibits and Financial Statement Schedules, page II-2

15. We note your response to comment 42 and re-issue in part. For each exhibit that contains confidential information that has been redacted in accordance with
         Regulation S-K Item 601(b), please include a prominent statement on the first page of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that you treat as private or confidential.
General

16. We note your response to our prior comments 13 and 32. Based on these responses and your current disclosure, it appears to us that a majority of LanzaTech's current commercial operations are located in China. For instance, it appears that the six projects under development in Belgium, the United States, China, Japan, Canada, and India are not
         material to LanzaTech   s current operations. In this regard, we also
note your response
         that the ArcelorMittal steel mill in Ghent, Belgium is currently under construction. We
 Nimesh Patel
FirstName LastNameNimesh
AMCI Acquisition  Corp. II Patel
Comapany 4,
November  NameAMCI
             2022      Acquisition Corp. II
November
Page 5    4, 2022 Page 5
FirstName LastName
         also note the following disclosure on page 75: "While we are headquartered in the United
         States and our executive team sits in Chicago, Illinois, we have significant business operations in China. This includes a minority ownership stake in a joint venture, several strategic investors located in China, including Sinopec, and a core team of technical, business and administrative professionals at a LanzaTech office in Shanghai, which support the ongoing operations and further growth of the business in China. We license our technology in China, and our low carbon ethanol is currently being produced at three commercial scale facilities operated by our partners using our process technology, which, in addition to its use as fuel, is transported and processed for use in consumer products. Meanwhile, several additional facilities are being engineered and constructed."

         In light of the above, please either provide a detailed analysis, discussing both quantitative and qualitative factors, supporting your determination that LanzaTech does not have a majority of its current operations in China, or revise your registration statement to address
         each of the comments from the Division of Corporation Finance   s
Sample Letter to China-
         Based Companies issued by the Staff in December 2021. To the extent you do not believe a comment is applicable, please explain why such is the case in your response letter.
17. We note your response to comment 53. Please additionally provide us with the February
         19, 2021 engagement letter between Barclays and LanzaTech in which LanzaTech engaged Barclays to act as its financial advisor and capital markets advisor in connection
         with the possible sale of LanzaTech   s business to a SPAC.
18. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
 Nimesh Patel
AMCI Acquisition Corp. II
November 4, 2022
Page 6

       You may contact Kristin Lochhead at 202-551-3664 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,

FirstName LastNameNimesh Patel                           Division of
Corporation Finance
                                                         Office of Industrial
Applications and
Comapany NameAMCI Acquisition Corp. II
                                                         Services
November 4, 2022 Page 6
cc:       Elliott Smith
FirstName LastName